UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PENNTEX MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

709311104

(CUSIP Number)

December 31, 2015

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS PennTex Midstream Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,762,019(1)(2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 15,762,019(1)(2)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,762,019(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 3,262,019 common units representing limited partner interests (“Common Units”) and 12,500,000 subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer held by PennTex Midstream Partners, LLC. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated June 9, 2015 (the “Partnership Agreement”), which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS NGP X US Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,997,164(1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,997,164(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,997,164 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5%(3)
12	TYPE OF REPORTING PERSON PN (partnership)

(1)	Represents 3,103,729 Common Units and 11,893,435 Subordinated Units of the Issuer, which may be deemed to be indirectly beneficially owned by NGP X US Holdings, L.P. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS NGP X Holdings GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,997,164 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,997,164(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,997,164(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 3,103,729 Common Units and 11,893,435 Subordinated Units of the Issuer which may be deemed to be indirectly beneficially owned by NGP X Holdings GP, L.L.C. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS NGP Natural Resources X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,997,164 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,997,164(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,997,164(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5%(3)
12	TYPE OF REPORTING PERSON PN (partnership)

(1)	Represents 3,103,729 Common Units and 11,893,435 Subordinated Units of the Issuer which may be deemed to be indirectly beneficially owned by NGP Natural Resources X, L.P. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS NGP X Parallel Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,997,164 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,997,164(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,997,164(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5%(3)
12	TYPE OF REPORTING PERSON PN (partnership)

(1)	Represents 3,103,729 Common Units and 11,893,435 Subordinated Units of the Issuer which may be deemed to be indirectly beneficially owned by NGP X Parallel Holdings, L.P. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS GFW X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,997,164 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,997,164(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,997,164(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 3,103,729 Common Units and 11,893,435 Subordinated Units of the Issuer which may be deemed to be indirectly beneficially owned by GFW X, L.L.C. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS G.F.W. Energy X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,997,164 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,997,164(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,997,164(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5%(3)
12	TYPE OF REPORTING PERSON PN (partnership)

(1)	Represents 3,103,729 Common Units and 11,893,435 Subordinated Units of the Issuer which may be deemed to be indirectly beneficially owned by G.F.W. Energy X, L.P. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

1	NAMES OF REPORTING PERSONS NGP Energy Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,997,164 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,997,164(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,997,164(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.5%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 3,103,729 Common Units and 11,893,435 Subordinated Units of the Issuer which may be deemed to be indirectly beneficially owned by NGP Energy Capital Management, L.L.C. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in the Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

ITEM 1.	(a)	Name of Issuer:

PennTex Midstream Partners, LP (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

11931 Wickchester Lane, Suite 300
Houston, TX 77043

ITEM 2.	(a)	Name of Person Filing:

PennTex Midstream Partners, LLC (“PennTex Development”)
NGP X US Holdings, L.P. (“NGP X Holdings”)
NGP X Holdings GP, L.L.C. (“NGP X Holdings GP”)
NGP Natural Resources X, L.P. (“NGP X”)
NGP X Parallel Holdings, L.P. (“NGP X Parallel”)
GFW X, L.L.C. (“GFW X”)
G.F.W. Energy X, L.P. (“GFW Energy X”)
NGP Energy Capital Management, L.L.C. (“NGP ECM”)

	(b)	Address or Principal Business Office:

Principal business office for PennTex Development:

11931 Wickchester Lane, Suite 300
Houston, TX 77043

Principal business office for NGP X Holdings, NGP X Holdings GP, NGP X, NGP X Parallel, GFW X, GFW Energy X and NGP ECM (collectively, the “Other Reporting Persons”):

5221 N. O’Connor Blvd., Suite 1100
Irving, TX 75039

	(c)	Citizenship:

		PennTex Development	Delaware
		NGP X Holdings	Delaware
		NGP X Holdings GP	Delaware
		NGP X	Delaware
		NGP X Parallel	Delaware
		GFW X	Delaware
		GFW Energy X	Delaware
		NGP ECM	Texas

	(d)	Title of Class of Securities:

Common units representing limited partner interests (“Common Units”)

	(e)	CUSIP Number:

709311104

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 (i.e., the Common Units).

•	PennTex Development: PennTex Development owns 3,262,019 Common Units and 12,500,000 subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer, which represents approximately 16.3% of the outstanding Common Units and 62.5% of the outstanding Subordinated Units of the Issuer, respectively.

•	Other Reporting Persons: NGP X Holdings owns a 95.1% membership interest in PennTex Development. NGP X Holdings GP, the general partner of NGP X Holdings, controls NGP X Holdings and, together with its limited partners, NGP X and NGP X Parallel, owns 100% of the interests in NGP X Holdings. NGP X Holdings GP is wholly owned by NGP X. GFW Energy X is the sole general partner of NGP X and NGP X Parallel. GFW X is the sole general partner of GFW Energy X. GFW X has delegated full power and authority to manage NGP X and NGP X Parallel to NGP ECM. Accordingly, each of the Other Reporting Persons may be deemed to share voting and dispositive power over the 3,103,729 Common Units and 11,893,435 Subordinated Units of the Issuer represented by NGP X Holdings’ 95.1% membership interest in PennTex Development, and therefore may also be deemed to be the beneficial owner of these units but disclaims such ownership except to the extent of its pecuniary interest. These units represent approximately 15.5% of the outstanding Common Units and 59.4% of the outstanding Subordinated Units of the Issuer, respectively.

The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in Issuer’s First Amended and Restated Agreement of Limited Partnership, dated June 9, 2015, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations set forth in this Schedule 13G.

All percentages set forth above are based upon upon 20,000,000 Common Units and 20,000,000 Subordinated Units outstanding as of November 3, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2015.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2016

PENNTEX MIDSTREAM PARTNERS, LLC

By:	/s/ Stephen M. Moore
Name:	Stephen M. Moore
Title:	Vice President, General Counsel and Secretary

NGP X US HOLDINGS, L.P.
By: NGP X Holdings GP, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP X HOLDINGS GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP NATURAL RESOURCES X, L.P.
By: G.F.W. Energy X, L.P., its general partner
By: GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP X PARALLEL HOLDINGS, L.P.
By: G.F.W. Energy X, L.P., its general partner
By: GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

G.F.W. ENERGY X, L.P.
By: GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

GFW X, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 18, 2016.

Date: February 18, 2016

PENNTEX MIDSTREAM PARTNERS, LLC

By:	/s/ Stephen M. Moore
Name:	Stephen M. Moore
Title:	Vice President, General Counsel and Secretary

NGP X US HOLDINGS, L.P.
By: NGP X Holdings GP, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP X HOLDINGS GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP NATURAL RESOURCES X, L.P.
By: G.F.W. Energy X, L.P., its general partner
By: GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP X PARALLEL HOLDINGS, L.P.
By: G.F.W. Energy X, L.P., its general partner
By: GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

G.F.W. ENERGY X, L.P.
By: GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

GFW X, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Person